Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
The Toro Company:

We consent to use of our report dated December 22, 2008 incorporated by reference in this Form S-8, relating to the consolidated balance sheets of The Toro Company and subsidiaries as of October 31, 2008 and 2007, and the related consolidated statements of earnings, cash flows, and changes in stockholders’ equity and comprehensive income and the related financial statement schedule for each of the years in the three-year period ended October 31, 2008, and the effectiveness of internal control over financial reporting as of October 31, 2008, which report is included in the Annual Report on Form 10-K for the fiscal year ended October 31, 2008 of The Toro Company.

KPMG LLP

/s/ KPMG LLP

Minneapolis, Minnesota

June 5, 2009